82-5124

INSIDER REPORT

(See Instructions on the back of this report)

...Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation ... required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or ... questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is ... out on the back of this report.

02076323

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rippeo Canada Artists Inc.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 4

Date: DD 04 MM 04 YY 02

Change in relationship from last report: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND ... THE INSIDER (BLOCK LETTERS)

Family name or corporate name: FUSCHINO

Given names: BEN

No.: 883 Street: ISABEL ST. Apt:

City: WOODSTOCK

Prov: ONTARIO Postal code: N4S 2A7

Business telephone number: 519-537-2103 Ext 535

Business fax number: 519-539-5126

Change in name, address or telephone number from last report: ☐ YES ☒ NO

SUPPL

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☒ ONTARIO
☐ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A Designation of class of securities	B Balance of class of securities on last report	C Date DD	MM	YY	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	SUG	D Present balance of class of securities held	E Direct/indirect ownership/control or direction	F Identify the registered holder where ownership is indirect or where control or direction is exercised
COMMON SHARES	0?800	15	03	02	10		7500	.20	☐	92,300	I	
"		23	04	02	10	4000		.20	☐	96,300	I	
"		07	05	02	10		6000	.15	☐	90,300	I	

BOX 6. REMARKS

dlw 9/24

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

02 SEP 24 AM 9:56

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): BEN FUSCHINO Signature: X [signature]

Date of this report: DD MM YY

OSC 55-102F6 Rev. 2002/2/1 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE